

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via Facsimile
Mr. Robert S. Stefanovich
Chief Financial Officer
CryoPort, Inc.
20382 Barents Sea Circle
Lake Forest, California 92630

> **RE:** **CryoPort, Inc.**
> **Form 10-K for the Year Ended March 31, 2011**
> **Filed June 27, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 1-34632**

Dear Mr. Stefanovich:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2011

Controls and Procedures, page 26

1. You disclose that your disclosure controls and procedures were effective subject to the various limitation on effectiveness set forth under the heading "Limitations on the Effectiveness of Internal Controls." Please revise your conclusion to state, without using qualifying language such as "subject to the various limitations," whether your disclosure controls and procedures were effective or not as of September 30, 2011. See Item 307 of Regulation S-K.

Changes in Internal Control Over Financial Reporting, page 26

2. Please confirm that there were no changes in internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please also revise future filings beginning with your next Form 10-Q to disclose whether or not there have been such changes during your last fiscal quarter. Refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief